SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 15, 2002

DEVELOPERS DIVERSIFIED REALTY CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	1-11690	34-1723097
(State or other Jurisdiction or incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3300 Enterprise Parkway, Beachwood, Ohio 44122

Registrant's telephone number, including area code (216) 755-5500

N/A

(Former name of former address, if changed since last report)

TABLE OF CONTENTS

Item 5. Other Events

During the period January 1, 2002 through November 27, 2002, Developers Diversified Realty Corporation (the "Company") completed the acquisition of eleven shopping centers through several transactions. Combined, these shopping centers have approximately 2.7 million square feet of Company-owned gross leasable area. The Company's aggregate purchase price was approximately $268.5 million. These eleven properties are referred to herein as the "Acquired Properties".

In February 2002, the Company acquired a 380,000 square foot shopping center located in Independence, Missouri from the Community Center Joint Venture, an equity affiliate, in which the Company has an effective 20% partnership interests, for approximately $33.4 million. This property was previously managed by the Company.

Additionally, in February 2002, the Company filed a registration statement on Form S-11, which was declared effective on February 25, 2002, to register common shares to be issued in connection with the Purchase and Sale Agreement among the Company and Burnham Pacific Properties ("Burnham"), Burnham Pacific Operating Partnership, L.P., and BPP/Van Ness, L.P. Under the terms of the purchase agreement, the Company acquired one real property asset and all of Burnham's direct and indirect partnership and membership interest in another real property asset in exchange for $65.4 million, consisting of $49.2 million representing approximately 2.5 million common shares offered pursuant to the registration statement on the aforementioned Form S-11, $15.7 million in cash and $0.5 million in liabilities assumed. One property is located in downtown San Francisco, California, which is an eight-story building with over 123,000 square feet of leaseable space and has been designated as a National Historic Landmark. The second property is located in a suburb of San Francisco, and contains over 245,000 square feet of leasable space. These properties were previously managed by the Company.

In June 2002, the Company acquired its partner's 50% joint venture membership interest in a 230,000 square foot shopping center located in North Canton, Ohio for approximately $11.4 million. This property was previously managed by the Company.

In July 2002, the Company purchased its partners' 75.25% interest in two shopping center properties and maintained its 24.75% interest through an equity affiliate; a 470,000 square foot shopping center located in Plainville, Connecticut for approximately $44.4 million and a 270,000 square foot shopping center located in San Antonio, Texas for approximately $32.1 million. These properties were previously managed by the Company.

Additionally, in July 2002, the Company acquired five shopping centers ("the Woodmont Acquisition") from a third party, for approximately $81.8 million. These properties were acquired through a joint venture in which the Company has a 99.79% interest and the other 0.21% is owned by a related party. These shopping centers aggregate 1.0 million square feet and are located in Fort Worth, Texas; Dallas, Texas; Columbia, South Carolina; Birmingham, Alabama and Wichita, Kansas.

The Company entered into an agreement to acquire a 25% interest in Paseo Colorado, a 560,000 square foot shopping center in Pasadena, California of which the Company's investment is expected to be approximately $28.4 million. The Company also entered into an agreement to acquire a 67% interest in Paradise Village Gateway, a 296,000 square foot shopping center in Phoenix, Arizona of which the Company's investment is expected to be approximately $17.4 million. These properties are referred to herein as the "Probable Acquisition Properties."

The acquisition of, or investment in, the Acquired Properties or with respect to the Probable Acquisition Properties will be, pursuant to agreements for the sale and purchase of each property or interest therein between each selling entity and the Company. The factors considered by the Company in determining the price to be paid for the properties included their: historical and/or expected cash flow, nature of the tenants and terms of leases in place, occupancy rates, opportunities for alternative and/or new tenancies, current operating costs and taxes on the properties and anticipated changes therein under Company ownership, the outlots and expansion areas available, the physical condition and locations of the properties, the anticipated effect on the Company's financial results (including particularly Funds From Operations) and the ability to sustain and potentially increase their distributions to Company shareholders and other factors. The Company took into consideration capitalization rates at which it believes other shopping centers have recently sold, but determined the prices it was willing to pay primarily on the factors discussed above related to the properties themselves and their fit with the Company's operations. Separate independent appraisals were not obtained in connection with the acquisition of the properties by the Company. The Company, after investigation of the properties, is not aware of any material factors, other than those enumerated above, that would cause the financial information reported, where available, to not be necessarily indicative of future operating results.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

Financial Statements

- Audited statements of revenues and certain expenses for the year ended December 31, 2001 and unaudited related interim periods in 2002 for the properties or partnership interests acquired in Independence, MO; Plainville, CT; San Antonio, TX; Richmond, CA and Canton, OH, were filed in the Company's Current Report on Form 8-K dated February 11, 2002 filed on October 30, 2002. A statement of revenue and certain expenses was not presented for San Francisco, CA; Forth Worth, TX; Dallas, TX; Columbia, SC; Birmingham, AL and Wichita, KS in the February 11, 2002 report on Form 8-K because they were individually below (and with respect to the Woodmont Acquisition, collectively) the 5% materiality threshold to require presentation under S-X Rule 3-14.

- Financial information for Paseo Colorado (Probable Acquisition Property) is not presented as the property was under redevelopment until the fourth quarter of 2001 with lease-up continuing in 2002 and, accordingly, the related operating information would not be meaningful.

- An audited statement of revenues and certain expenses for the year ended December 31, 2001 and related unaudited financial information for the nine months ended September 30, 2002 (unaudited) is presented for Paradise Village Gateway located in Phoenix, AZ.

- None of the Acquired Properties or Probable Acquisition Properties constitute a "significant subsidiary" pursuant to the S-X rules. Audited statements of revenues and certain expenses filed on the Company's Current Report on Form 8-K dated February 11, 2002 and filed on October 30, 2002 or presented herein for the Probable Acquisition Properties listed above, represent a majority of the combined Acquisition Properties and Probable Acquisition Properties.

Pro Forma Financial Information (unaudited)

Unaudited pro forma financial information for the Company is presented as follows:

- Pro forma condensed consolidated balance sheet as of September 30, 2002

- Pro forma condensed consolidated statements of operations for the nine month period ended September 30, 2002 and the year ended December 31, 2001

- Estimated twelve-month pro forma statement of taxable net operating income and operating funds available for the year ended December 31, 2001

Exhibits

(12) Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(23) Consent of Independent Accountants

DEVELOPERS DIVERSIFIED REALTY CORPORATION
INDEX TO FINANCIAL STATEMENTS
September 30, 2002

F-1

Report of Independent Accountants

To the Board of Directors and Shareholders of
Developers Diversified Realty Corporation:

We have audited the accompanying Statement of Revenues and Certain Expenses of Paradise Village Gateway, Phoenix, Arizona, for the year ended December 31, 2001. This historical statement is the responsibility of the property's management. Our responsibility is to express an opinion on this historical statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the historical statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the historical statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the historical statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying historical statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Form 8-K of Developers Diversified Realty Corporation) as described in Note 2 and is not intended to be a complete presentation of Paradise Village Gateway's revenues and expenses.

In our opinion, the historical statement referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 2 of Paradise Village Gateway for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
November 26, 2002

Developers Diversified Realty Corporation
Paradise Village Gateway
Statements of Revenues and Certain Expenses

	For the Year Ended December 31, 2001	For the Period January 1 through September 30, 2002 (unaudited)
Revenues:		
Minimum rent	$3,866,027	$3,113,569
Recoveries from tenants	967,433	787,718
Other income	1,282	2,212
	4,834,742	3,903,499
Certain expenses:		
Operating and maintenance	456,671	317,397
Real estate taxes	553,343	457,601
	1,010,014	774,998
Revenues in excess of certain expenses	$3,824,728	$3,128,501

The accompanying notes are an integral part of these financial statements.

F-3

Developers Diversified Realty Corporation
Paradise Village Gateway
Notes to Statements of Revenues and Certain Expenses
For the Period January 1 through September 30, 2002 (unaudited)
and For the Year Ended December 31, 2001

1. OPERATION OF PROPERTY

The accompanying statements of revenues and certain expenses relate to the operations of Paradise Village Gateway ("the Property") located in Phoenix, Arizona for the period January 1 through September 30, 2002 and for the year ended December 31, 2001. The shopping center began construction in 1994 and was under construction until 1995, when it became substantially available for its tenants.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statements of revenues and certain expenses have been prepared on the accrual basis of accounting.

The accompanying financial statements are not representative of the actual operations for the periods presented. As required by the Securities and Exchange Commission, Regulation S-X, Rule 3-14, certain revenues and expenses, which may not be comparable to the revenues and expenses expected to be incurred by Developers Diversified Realty Corporation in the future operation of the Property, have been excluded. Revenues excluded consist of promotion dues and interest income. Expenses excluded consist of depreciation and amortization, property management fees, promotion fees, accounting fees, appraisal fees, interest, and other partnership expenses.

Revenue Recognition

Minimum rents from tenants are recognized monthly using the straight-line method. Revenues associated with tenant reimbursements are recognized in the period in which the expenses are incurred based upon the tenant lease provision.

Real Estate

Expenditures for repairs and maintenance items are expensed as incurred. Costs related to the acquisition, development and improvement of the Property and related assets are capitalized.

Developers Diversified Realty Corporation
Paradise Village Gateway
Notes to Statements of Revenues and Certain Expenses
For the Period January 1 through September 30, 2002 (unaudited)
and For the Year Ended December 31, 2001

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

Paradise Village Gateway's tenant base includes primarily national and regional retail chains and local retailers; consequently, the Property's credit risk is concentrated in the retail industry. Revenues derived from the Property's largest tenants, Bed, Bath and Beyond and Albertson's, aggregated 12.1% and 5.1% and 13.1% and 5.5%, respectively, of total minimum base rental revenues for the period ended September 30, 2002 (unaudited) and for the year ended December 31, 2001, respectively.

Interim Statement

The interim financial data for the period January 1 through September 30, 2002 is unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim period. The results for the period presented are not necessarily indicative of the results for the full year.

3. TRANSACTIONS WITH RELATED PARTIES

Westcor Properties ("Westcor") is the property manager. Management fees associated with Westcor's management of the Property have been eliminated for all periods presented as further discussed in Note 2. In accordance with the property management agreement, insurance coverage is provided through Westcor's insurance policies, which provide liability and property coverage. The Property remits to Westcor, through an independent insurance agent, the required insurance premiums. These premiums aggregated $25,604 and $31,033 for the period January 1, 2002 to September 30, 2002 (unaudited) and for the year ended December 31, 2001, respectively.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
September 30, 2002

(Unaudited)

The following unaudited pro forma condensed consolidated balance sheet is presented as if the Company's acquisition of the two probable acquisition properties ("Probable Acquisition Properties") had occurred on September 30, 2002. This pro forma condensed consolidated balance sheet should be read in conjunction with the pro forma condensed consolidated statements of operations of the Company presented herein and the historical financial statements and notes thereto of the Company included in the Developers Diversified Realty Corporation's Form 10-Q for the nine month period ended September 30, 2002 and Form 8-K dated April 11, 2002 and filed on November 21, 2002 (which financial statements reflect the impact of property sales as discontinued operations pursuant to the provisions of SFAS 144 – "Accounting for the Impairment or Disposal of Long-Lived Assets") for the year ended December 31, 2001.

The unaudited pro forma condensed consolidated balance sheet does not purport to represent what the actual financial position of the Company would have been at September 30, 2002, nor does it purport to represent the future financial position of the Company.

F-6

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
September 30, 2002

(IN THOUSANDS)
(Unaudited)

	Company Historical	Pro Forma Adjustments	Company Pro Forma
Assets			
Real estate, net	$2,404,954	$ —	$2,404,954
Cash and cash equivalents	9,227	—	9,227
Investments in and advances to joint ventures	253,366	45,795(a)	299,161
Notes receivable	11,933	—	11,933
Real estate property held for sale	7,095	—	7,095
Other assets	88,546	—	88,546
	$2,775,121	$45,795	$2,820,916
Liabilities and Shareholders' Equity			
Unsecured indebtedness:			
Fixed rate senior notes	$ 307,400	$ —	$ 307,400
Variable rate senior notes	100,000	—	100,000
Variable rate term debt	22,120	—	22,120
Revolving credit facility	515,000	45,795(b)	560,795
	944,520	45,795	990,315
Secured indebtedness:			
Revolving credit facility	9,000	—	9,000
Mortgage and other secured indebtedness	546,866	—	546,866
	555,866	—	555,866
Total indebtedness	1,500,386	45,795	1,546,181
Accounts payable and accrued expense	71,949	—	71,949
Dividend payable	24,736	—	24,736
Other liabilities	17,024	—	17,024
	1,614,095	45,795	1,659,890
Minority interests	248,537	—	248,537
Shareholders' equity:			
Class C – Preferred Shares	100,000	—	100,000
Class D – Preferred shares	54,000	—	54,000
Class F – Preferred shares	150,000	—	150,000
Common Shares	7,156	—	7,156
Paid-in-capital	849,053	—	849,053
Accumulated distributions in excess of net income	(152,437)	—	(152,437)
Accumulated other comprehensive loss	(2,821)	—	(2,821)
Less: Unearned compensation – restricted stock	(3,241)	—	(3,241)
Common stock in treasury at cost	(89,221)	—	(89,221)
	912,489	—	912,489
	$2,775,121	$45,795	$2,820,916

F-7

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
September 30, 2002

(Unaudited)

(a)   Represents the assumed purchase of an ownership interest in the Probable Acquisition Properties. Amounts are as follows (in thousands):

Paseo Colorado; Pasendena, California	$28,375
Paradise Village Gateway; Phoenix, Arizona	17,420
	$45,795

There can be no assurance that the Company will acquire an ownership interest in the Probable Acquisition Properties.

(b)   Increase in the revolving credit facility represents amounts expected to be drawn to fund the net purchase price of the two Probable Acquisition Properties listed in (a) above.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For Nine Month Period Ended September 30, 2002
and for the Year Ended December 31, 2001

(Unaudited)

The unaudited pro forma condensed consolidated statement of operations for the nine month period ended September 30, 2002 is presented as if each of the following transactions had occurred on January 1, 2002; (i) the acquisition by the Company of those Acquired Properties purchased from January 1, 2002 through November 27, 2002; (ii) the acquisition of the two Probable Acquisition Properties; (iii) the issuance of 2,511,931 common shares of the Company in conjunction with two shopping centers acquired from Burnham in February 2002; (iv) the sale by the Company of 1,747,378 common shares in February 2002 and (v) the sale by the Company of 6,000,000 Class F Depositary Shares in March 2002 and the subsequent redemption of the 4,215,000 Class A and 1,775,000 Class B Depositary Shares in April 2002.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2001 is presented as if each of the following transactions had occurred on January 1, 2001; (i) the acquisition by the Company of those Acquired Properties purchased from January 1, 2002 through November 27, 2002; (ii) the acquisition of the two Probable Acquisition Properties; (iii) the issuance of 2,511,931 common shares of the Company in conjunction with the acquisition of two shopping centers from Burnham in February 2002; (iv) the sale by the Company of 3,200,000 common shares in December 2001; (v) the sale by the Company of 1,747,378 common shares in February 2002 and (vi) the sale by the Company of 6,000,000 Class F Depositary Shares in March 2002 and the subsequent redemption of the 4,215,000 Class A and 1,775,000 Class B Depositary Shares in April 2002.

The following pro forma information is based upon the historical consolidated results of operations of the Company for the nine month period ended September 30, 2002 and the year ended December 31, 2001, giving the effect to the transactions described above. The pro forma condensed consolidated statements of operations should be read in conjunction with the pro forma condensed consolidated balance sheet of the Company presented herein and the historical financial statements and notes thereto of the Company included in the Developers Diversified Realty Corporation's Form 10-Q for the nine month period ended September 30, 2002 and Form 8-K dated April 11, 2002 and filed on November 21, 2002 (which financial statements reflect the impact of property sales as discontinued operations pursuant to the provisions of SFAS 144 – "Accounting for the Impairment or Disposal of Long — Lived Assets") for the year ended December 31, 2001.

The unaudited pro forma condensed consolidated statements of operations are not necessarily indicative of what the actual results of operations of the Company would have been assuming the transactions had been completed as set forth above, nor do they purport to represent the Company's results of operations for future periods.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For The Nine Month Period Ended September 30, 2002

(In thousands, except share and per share data)
(Unaudited)

	Company Historical	Acquired Properties	Probable Acquisition Properties	Share Offerings	Company Pro Forma (Unaudited)
Revenues from rental properties	$242,866	$18,638(a)	$ —	$ —	$261,504
Management fees and other income	21,171	(464)(a)	—	—	20,707
	264,037	18,174	—	—	282,211
Operating and maintenance	30,135	2,670(a)			32,805
Real estate taxes	32,279	2,417(a)			34,696
Depreciation and amortization	57,215	3,397(a)			60,612
General and administrative	20,012	75(b)	—		20,087
Interest	57,984	3,840(a)	376(d)	(162)(e)	62,038
	197,625	12,399	376	(162)	210,238
Income before equity in net income of joint ventures, gain on disposition of real estate and real estate investments, minority interests and discontinued operations	66,412	5,775	(376)	162	71,973
Equity in net income of joint ventures	22,398	(947)(c)	831(d)		22,282
Gain on disposition of real estate and real estate investments	2,988				2,988
Minority interests	(16,770)	(10)(a)	—	—	(16,780)
Income from continuing operations	75,028	4,818	455	162	80,463
Preferred dividends	(20,567)	—	—	1,096(f)	(19,471)
Income applicable to common shareholders from continuing operations	$ 54,461	$ 4,818	$ 455	$1,258	$ 60,992
Per share data:					
Basic earnings per share data:					
Income applicable to common shareholders from continuing operations	$ 0.86				$ 0.93(g)
Diluted earnings per share data:					
Income applicable to common shareholders from continuing operations	$ 0.84				$ 0.91(g)
Weighted average number of common shares (in thousands):					
Basic	63,395				65,685
Diluted	64,451				66,741

F-10

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Month Period Ended September 30, 2002 (continued)

(In thousands, except share and per share data)
(Unaudited)

(a)   Reflects revenues and expenses for the nine month period ended September 30, 2002 of the properties acquired during 2002 through the earlier of the date of acquisition or September 30, as appropriate, is as follows:

Shopping Center	Effective Date of Acquisition	Revenues	Management Fees & Other (3)	Real Estate Taxes	Operating & Maintenance	Depreciation (1)	Interest (1)	Minority Interest
Independence Commons; Independence, MO	2/11/02	$ 688	$ (39)	$ 85	$ 117	$ 119	$ 136	$—
Hilltop Plaza; Richmond, CA (2)	2/28/02	798	(46)	135	88	127	4	—
Van Ness Plaza; San Francisco, CA (2)	2/28/02	968	(35)	55	313	137	71	—
Belden Park Crossings; Canton, OH	6/11/02	1,393	(62)	110	81	272	328	—
Connecticut Commons; Plainville, CT	7/01/02	3,838	(200)	546	515	755	794	2(4)
Bandera Point; San Antonio, TX	7/26/02	2,923	(82)	269	454	604	932	2(4)
Fossil Creek, Fort Worth, TX	8/31/02	889	—	144	98	154	175	1(5)
Lakepointe Crossing; Dallas, TX	8/31/02	2,674	—	486	419	447	508	2(5)
Harbison Court; Columbia, SC	8/31/02	1,734	—	235	218	326	372	1(5)
Riverchase Promenade; Birmingham, AL	8/31/02	1,077	—	86	178	189	215	1(5)
Eastgate Plaza; Wichita, KS	8/31/02	1,656	—	266	189	267	305	1(5)
		$18,638	$(464)	$2,417	$2,670	$3,397	$3,840	$10

(1)   Determined depreciation utilizing a 31.5 year life for building based on the preliminary purchase price allocation. Interest was calculated at the Company's estimated interest rate under its lines of credit (2.9%) and/or the following variable interest rates associated with the two mortgage notes incurred and one mortgage note assumed:

Property	Interest Rate	Principal
Independence, MO	Libor + 140 basis points	$27,500
Canton, OH	Libor + 100 basis points	$ 9,700
San Antonio, TX	Libor + 150 basis points	$27,700

(2)   The acquisition of these properties was financed through the issuance of 2,511,931 common shares of the Company.

(3)   Represents management and other fees earned by the Company for those properties that were managed by the Company prior to their acquisition.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Month Period Ended September 30, 2002 (Continued)

(In thousands, except share and per share data)
(Unaudited)

(4)   Represents the effective 1.2% minority interest expense associated with the two shopping center properties located in Plainville, CT and San Antonio, TX.

(5)   Represents the 0.21% minority interest expense associated with the acquisition of the five properties located in Forth Worth, TX; Dallas, TX; Columbia, SC; Birmingham, AL and Wichita, KS.

(b)   The general and administrative expenses of the Company have been adjusted by $75 to reflect the estimated increased expenses expected to be incurred associated with additional operating personnel and related costs attributable to the increase in the Company's portfolio of properties resulting from acquisitions and development activities.

(c)   Reflects the elimination of the equity in net income from joint ventures for the earlier of the date of acquisition or the nine month period ended September 30, 2002 due to the purchase of the properties by the Company as follows:

Independence Commons; Independence, MO	$ (13)
Belden Park Crossings; Canton, OH	(380)
Connecticut Commons; Plainville, CT	(373)
Bandera Point; San Antonio, TX	(181)
	$(947)

(d)   Reflects revenues and expenses for Paradise Village Gateway, Phoenix, AZ, a Probable Acquisition Property which is assumed to be acquired through a 67% noncontrolling joint venture interest, considered probable of occurance as of November 27, 2002 for the period January 1, 2002 through September 30, 2002 as follows:

Revenues	$3,903
Operating and maintenance	317
Real estate taxes	458
Depreciation (1)	838
Interest (1)	1,050
	2,663
	1,240
Ownership interest	67%
Equity in net income of joint venture	$ 831

The Company's purchase price is anticipated to be funded through cash obtained from the Company's line of credit. As a result, an interest expense adjustment of $376 is reflected associated with the Company's assumed $17.4 million investment in the joint venture calculated at the weighted average interest rate of 2.88%.

No revenue and expenses have been included in the pro forma statement of operations for the Probable Acquisition Property located in Pasadena, CA contemplated as of November 27, 2002 since the center was either under redevelopment or in the lease-up phase during 2001 and 2002. In addition, the Company did not assume any interest expense incurred relating to the funding of the purchase price as such amount would either be capitalized as a cost of the investment or would not be considered meaningful as the partial operations of the property are excluded from this presentation.

There can be no assurance that the Company will acquire an ownership interest in the Probable Acquisition Properties.

(In thousands, except share and per share data)
(Unaudited)

    (1)   Determined depreciation utilizing a 31.5 year life for building based on the preliminary purchase price allocation and calculated interest at the effective interest rate (7.78%) associated with the mortgage debt assumed of $18.0 million. The depreciation expense adjustment considers the amortization of the basis difference between the Company's investment and the historical cost of the property.

(e)   Reflects the reduction of interest costs relating to variable rate indebtedness effectively repaid with the proceeds from the sale of 1,747,378 common shares completed in February 2002.

(f)   Reflects the adjustments to dividends associated with the issuance of 6,000,000, 8.60% Class F Depositary Shares and the redemption of 4,215,000, 9.5% Class A Depositary Shares and 1,775,000, 9.44% Class B Depositary Shares.

(g)   Pro forma income per common share is based upon the weighted average number of common shares assumed to be outstanding during 2002 and includes all shares issued during 2002.

F-13

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2001

(In thousands, except share and per share data)
(Unaudited)

In accordance with the SFAS 128, earnings per share before extraordinary item is calculated as follows (in thousands):

Income from continuing operations	$ 80,463
Less: Preferred stock dividend	(19,471)
Basic and diluted EPS – Income from continuing operations and applicable to common Shareholders	$ 60,992
Number of Shares:	
Basic – average shares outstanding	65,685
Effect of dilutive securities:	
Stock options	973
Restricted stock	83
Diluted average shares outstanding	66,741
Per share data:	
Basic earnings per share data:	
Income applicable to common shareholders from continuing operations	$ 0.93
Diluted earnings per share data:	
Income applicable to common shareholders from continuing operations	$ 0.91

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2001

(In thousands, except share and per share data)
(Unaudited)

	Company Historical	Acquired Properties	Probable Acquisition Properties	Share Offerings	Company Pro Forma (Unaudited)
Revenues from rental properties	$288,263	$40,224(a)	$ —	$ —	$328,487
Management fees and other income	29,667	(1,352)(a)	—	—	28,315
	317,930	38,872	—	—	356,802
Operating and maintenance	34,372	4,232(a)			38,604
Real estate taxes	36,472	5,124(a)			41,596
Depreciation and amortization	63,671	6,852(a)			70,523
General and administrative	24,375	100(b)			24,475
Interest	81,058	11,644(a)	928(d)	(2,987)(e)	88,879
				(1,764)(f)	—
Impairment charge	2,895	—	—	—	2,895
	242,843	27,952	928	(4,751)	266,972
Income before equity in net income of joint ventures and minority equity investment, gain on disposition of real estate and real estate investments, minority interests and discontinued operations	75,087	10,920	(928)	4,751	89,830
Equity in net income of joint ventures	17,010	(1,413)(c)	875(d)		16,472
Equity in net loss of minority equity investment	1,550	—		—	1,550
Gain on disposition of real estate and real estate investments	18,297	—	—		18,297
Minority interests	(21,502)	(12)(a)	—	—	(21,514)
Income from continuing operations	90,442	9,495	(53)	4,751	104,635
Preferred dividends	(27,262)	—	—	1,300(g)	(25,962)
Income applicable to common shareholders from continuing operations	$ 63,180	$ 9,495	$ (53)	$ 6,051	$ 78,673
Per share data:					
Basic earnings per share data:					
Income applicable to common shareholder from continuing operations	$ 1.15				$ 1.26(h)
Diluted earnings per share data:					
Income applicable to common shareholders from continuing operations	$ 1.14				$ 1.24(h)
Weighted average number of common shares (in thousands):					
Basic	55,186				62,645
Diluted	55,834				63,293

F-15

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2001 (Continued)

(In thousands, except share and per share data)
(Unaudited)

(a) Reflects revenues and expenses for the year ended December 31, 2001 of the eleven properties acquired from January 1, 2002 to November 27, 2002.

Shopping Center	Effective Date of Acquisition	Revenues	Management Fees & Other (3)	Real Estate Taxes	Operating & Maintenance	Depreciation (1)	Interest (1)	Minority Interest
Independence Commons; Independence, MO	2/11/02	$ 5,889	$ (87)	$ 758	$ 590	$1,060	$ 2,055	$—
Hilltop Plaza; Richmond, CA (2)	2/28/02	3,564	(143)	935	284	797	48	—
Van Ness Plaza; San Francisco, CA (2)	2/28/02	5,128	(220)	344	1,084	863	813	—
Belden Park Crossings; Canton, OH	6/21/02	2,671	20	220	233	580	857	—
Connecticut Commons; Plainville, CT	7/01/02	6,652	(642)	820	618	1,000	2,410	3(4)
Bandera Point; San Antonio, TX	7/26/02	2,675	(280)	223	262	472	1,098	1(4)
Fossil Creek, Fort Worth, TX	8/31/02	1,375	—	215	113	231	486	1(5)
Lakepointe Crossing; Dallas, TX	8/31/02	4,456	—	727	359	671	1,408	2(5)
Harbison Court; Columbia, SC	8/31/02	3,177	—	353	278	492	1,030	2(5)
Riverchase Promenade; Birmingham, AL	8/31/02	1,800	—	129	196	284	596	1(5)
Eastgate Plaza; Wichita, KS	8/31/02	2,837	—	400	215	402	843	2(5)
		$40,224	$(1,352)	$5,124	$4,232	$6,852	$11,644	$12

(1) Determined depreciation utilizing a 31.5, year life for building based on the preliminary purchase price allocation. Interest was calculated at the Company's estimated incurred interest rate under its lines of credit (5.3%) and/or the following variable interest rates associated with one mortgage note incurred and one mortgage note assumed:

Property	Interest Rate	Principal
Canton, OH	Libor + 100 basis points	$10,100
San Antonio, TX	Libor + 150 basis points	$27,700

(2) The acquisition of these properties was financed through the issuance of 2,511,931 common shares of the Company.

(3) Represents management and other fees earned by the Company for those properties that were managed by the Company prior to their acquisition.

F-16

(In thousands, except share and per share data)
(Unaudited)

(4)   Represents the effective 1.2% minority interest expense associated with the two shopping center properties located in Plainville, CT and San Antonio, TX.

(5)   Represents the 0.21% minority interest expense associated with the acquisition of the five properties located in Fort Worth, TX, Dallas, TX, Columbia, SC, Birmingham, AL and Wichita, KS.

(b)   The general and administrative expenses of the Company have been adjusted by $100 to reflect the estimated increased expenses expected to be incurred associated with additional operating personnel and related costs attributable to the increase in the Company's portfolio of properties resulting from acquisitions and development activities.

(c)   Reflects the elimination of the equity in net income from joint ventures for the year ended December 31, 2001 due to the purchase of the properties by the Company as follows:

Independence Commons; Independence, MO	$ (316)
Belden Park Crossings; Canton, OH	(651)
Connecticut Commons; Plainville, CT	(285)
Bandera Point; San Antonio, TX	(161)
	$(1,413)

(d)   Reflects revenues and expenses for Paradise Village Gateway, Phoenix, AZ, a probable Acquisition Property which is assumed to be acquired through a 67% noncontrolling joint venture interest, contemplated as of November 27, 2002 for the period January 1, 2001 through December 31, 2001 as follows:

Revenues	$4,835
Operating and maintenance	457
Real estate taxes	553
Depreciation (1)	1,118
Interest (1)	1,400
	3,528
	1,307
Ownership interest	67%
Equity in net income of joint venture	$ 875

The Company's purchase price is anticipated to be funded through cash obtained from the Company's line of credit. As a result, an interest expense adjustment of $928 is reflected associated with the Company's assumed $17.4 million investment in the joint venture calculated at the weighted average interest rate of 5.33%.

No revenues and expense have been included in the pro forma statement of operations for the Probable Acquisition Property located in Pasadena, CA contemplated as of November 27, 2002 since the center was either under redevelopment or in the lease-up phase during 2001. In addition, the Company did not assume any interest expense incurred relating to the funding of the purchase price as such amount would be capitalized as a cost of the investment.

There can be no assurance that the Company will acquire an ownership interest in the Probable Acquisition Properties.

(In thousands, except share and per share data)
(Unaudited)

    (1)   Determined depreciation utilizing a 31.5 year life for building based on the preliminary purchase price allocation and calculated interest at the effective interest rate (7.78%) associated with the mortgage debt assumed of $18.0 million. The depreciation expense adjustment considers the amortization of the basis difference between the Company's investment and the historical cost of the property.

(e)   Reflects the reduction of interest costs relating to variable rate indebtedness effectively repaid with the proceeds from the sale of 3,200,000 common shares completed in December 2001.

(f)   Reflects the reduction of interest costs relating to variable rate indebtedness effectively repaid with the proceeds from the sale of 1,747,378 common shares completed in February 2002.

(g)   Reflects the adjustments to dividends associated with the issuance of 6,000,000, 8.60% Class F Depositary Shares and the redemption of 4,215,000, 9.50% Class A Depositary Shares and 1,775,000, 9.44% Class B Depositary Shares.

(h)   Pro forma income per common share is based upon the weighted average number of common shares assumed to be outstanding during 2001 and includes all common shares issued in 2001 and 2002.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For The Year Ended December 31, 2001

(In thousands, except share and per share data)
(Unaudited)

In accordance with the SFAS 128, earnings per share before extraordinary item is calculated as follows (in thousands):

Income from continuing operations	$104,635
Less: Preferred stock dividend	(25,962)
Basic and diluted EPS – Income from continuing operations and applicable to common shareholders	$ 78,673
Number of Shares:	
Basic – average shares outstanding	62,645
Effect of dilutive securities:	
Stock options	593
Restricted stock	55
Diluted shares – average shares outstanding	63,293
Per share data:	
Basic earnings per share data:	
Income applicable to common shareholders from continuing operations	$ 1.26
Diluted earnings per share data:	
Income applicable to common shareholders from continuing operations	$ 1.24

DEVELOPERS DIVERSIFIED REALTY CORPORATION

Estimated Twelve Month Pro Forma Statement of Taxable Net Operating Income and Operating Funds Available

(Unaudited)

The following unaudited statement is a pro forma estimate of taxable income and operating funds available for the year ended December 31, 2001. The pro forma statement is based on the Company's historical operating results for the twelve-month period ended December 31, 2001 adjusted for the effect of (i) historical operations of the Acquired Properties purchased from January 1, 2002 through November 27, 2002; (ii) the acquisition of the two Probable Acquisition Properties; (iii) the issuance of 2,511,931 common shares of the Company in conjunction with the acquisition of two shopping centers from Burnham in February 2002; (iv) the sale by the Company of 3,200,000 common shares in December 2001; (v) the sale by the Company of 1,747,378 common shares in February 2002 and (vi) the sale by the Company of 6,000,000 Class F Depositary Shares in March 2002 and the subsequent redemption of the Class A and B Depositary Shares in April 2002 and certain other items related to operations which can be factually supported. This statement does not purport to forecast actual operating results for any period in the future.

This statement should be read in conjunction with (i) the historical financial statements included in the Company's Form 8-K dated April 11, 2002 and filed on November 21, 2002 (which financial statements reflect the impact of property sales as discontinued operations pursuant to the provisions of SFAS 144-"Accounting for the Impairment or Disposal of Long-Lived Assets") for the year ended December 31, 2001 and the Form 10-Q for the nine month period ended September 30, 2002, and (ii) the pro forma condensed consolidated financial statements of the Company included elsewhere herein.

DEVELOPERS DIVERSIFIED REALTY CORPORATION

Estimated Twelve Month Pro Forma Statement of Taxable Net Operating Income and Operating Funds Available

(Unaudited)

Estimate of Taxable Net Operating Income (in thousands):

DDRC historical income from continuing operations before extraordinary item, exclusive of property depreciation and amortization (Note 1)	$ 154,113
Acquired Properties – historical earnings continuing from operations, as adjusted, exclusive of depreciation and amortization (Note 2)	16,347
Probable Acquisition Properties – historical earnings from continuing operations, as adjusted, exclusive of depreciation and amortization (Note 2)	(53)
Pro forma adjustments reflecting the decrease in interest expense arising from the utilization of the proceeds from the 3,200,000 common share offering	2,987
Pro forma adjustments reflecting the decrease in interest expense arising from the utilization of the proceeds from the 1,747,378 common share offering	1,764
Pro forma adjustments arising from the issuance of 2,511,931 common shares in connection with the acquisition of two shopping centers in 2002	—
Pro forma adjustments arising from the issuance of Class F Depositary shares and the redemption of the Class A & B Depositary shares	—
Estimated Tax depreciation and amortization (Note 3):	
Estimated 2001 tax depreciation and amortization	(50,168)
Pro forma tax depreciation for properties acquired during 2002	(9,218)
Pro forma taxable income before dividends deduction	115,772
Estimated dividends deduction (Note 4)	(121,182)
	$ —
Pro forma taxable net operating income	$ —

Estimate of Operating Funds Available (in thousands):

Pro forma taxable operating income before dividend deduction	$ 115,772
Add pro forma depreciation	59,386
Estimated pro forma operating funds available (Note 5)	$ 175,158

F-21

DEVELOPERS DIVERSIFIED REALTY CORPORATION
Estimated Twelve Month Pro Forma Statement of Taxable Net Operating Income and
Operating Funds Available

(Unaudited)

Note 1 - The historical earnings from operations represents the Company's earnings from operations for the twelve months ended December 31, 2001 as reflected in the Company's historical financial statements.

Note 2 - The historical earnings from operations for the properties acquired during 2002 represent the revenues and certain expenses as referred to in the pro forma condensed consolidated statement of operations for the year ended December 31, 2001 included elsewhere herein.

Note 3 - Tax depreciation for the Company is based upon the Company's tax basis in the properties which exceeds the historical cost basis, as reflected in the Company's financial statements in accordance with generally accepted accounting principles, by approximately $161 million before accumulated depreciation. The costs are generally depreciated on a straight-line method over 40-year life for tax purposes.

Note 4 - Estimated dividends deduction is calculated as follows:

Common share dividend (62,645,000 shares x $1.52 per share)	$ 95,220
Class A Preferred Shares	—
Class B Preferred Shares	—
Class C Preferred Shares	8,375
Class D Preferred Shares	4,687
Class F Preferred Shares	12,900
	$121,182

Note 5 - Operating funds available does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DEVELOPERS DIVERSIFIED REALTY CORPORATION

Date   <u>December 2, 2002</u>   <u>/s/ William H. Schafer</u>
                                                      William H. Schafer
                                                      Senior Vice President and Chief Financial Officer